Exhibit 99.1
31 October 2005

James Hardie Industries N.V.
ARBN 097 829 895
Incorporated in The Netherlands
The liability of members is limited

The Manager
Company Announcements Office	Atrium, 8th Floor
Australian Stock Exchange Limited	Strawinskylaan 3077
20 Bridge Street	1077 ZX Amsterdam,
SYDNEY NSW 2000	The Netherlands

Telephone: 31-20-301 2980
Fax: 31-20-404 2544
Dear Sir
Cancellation of Options
The Company has cancelled 1,950,000 options granted under the 2002 Peter Macdonald Option Plan because the performance hurdle was not met.
Details of unquoted options following the cancellation are set out in the table below.
The Company’s issued share capital of 462,101,613 shares/CUFS remains unchanged.
Table of James Hardie Industries N.V. options:

2001 Equity Incentive Plan	Options	Exercise Price A$	Expiry date if not exercised
	309,339	3.1321	1 Nov 2009
	957,972	3.0921	1 Nov 2010
	1,532,217	5.0586	17 Dec 2011
	2,308,300	6.4490	3 Dec 2012
	4,128,470	7.0500	5 Dec 2013
	4,912,600	5.9900	14 Dec 2014
	273,000	6.0300	28 Feb 2015
Total Options	14,421,898
Each option confers the right to subscribe for one ordinary share/CUFS in the capital of James Hardie Industries N.V. at the exercise price shown in the table subject to the terms of issue.
Yours faithfully
Benjamin Butterfield
Company Secretary